UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On March 2, 2018, Rosetta Genomics Ltd. (the “Company” or “Rosetta”) completed the sale of its PersonalizeDx business to Genoptix, Inc. (“Genoptix”) for $1 million in cash. This was the first step in a two-step process for the acquisition of Rosetta by Genoptix. Step two in the acquisition would be the consummation of the merger transaction announced on February 27, 2018 pursuant to which Genoptix would acquire the remaining Rosetta business for $8 million in cash, which is subject to Rosetta shareholder approval. Proceeds to Rosetta shareholders, after deducting expected payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items, is preliminarily estimated to be $0.40 - $0.45, in cash, for each ordinary share of Rosetta.

The transactions have been unanimously approved by the Board of Directors of Rosetta, and the closing of the merger is expected to occur during the second quarter of 2018, subject to approval by Rosetta’s shareholders at an extraordinary meeting of shareholders to be held on April 6, 2018 and to customary closing conditions. Shareholders of record on March 9, 2018 will be eligible to vote at this meeting.

In connection with the proposed merger, Rosetta intends to file a proxy statement with the Securities and Exchange Commission ("SEC"). Shareholders of Rosetta are urged to carefully review the proxy statement, when available, because it will contain important information about the proposed merger and the estimated closing purchase price for each ordinary share.

Upon closing of the merger, trading in shares of Rosetta on the Nasdaq Capital Market will cease, and Rosetta will become a wholly owned subsidiary of Genoptix.

The Company has also issued a press release on the matter, a copy of which is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated March 5, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 6, 2018	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer